FEDERATED HERMES INCOME SECURITIES TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

October 13, 2020

Sally Samuel

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES INCOME SECURITIES TRUST (the “Registrant”) Federated Hermes Floating Rate Strategic Income Fund (the “Fund”) Class A1 Shares 1933 Act File No. 33-3164 1940 Act File No. 811-4577

Dear Ms. Samuel:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”), provided by Jennifer Hardy on September 11, 2020, regarding its Post-Effective Amendment No. 222 under the Securities Act of 1933 and Amendment No. 215 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Fund filed on August 17, 2020.

COMMENT 1. General Comments

1.	The Registrant must file its response on Edgar no later than 5 business days before the effective date of the Registration Statement.
2.	Please make sure the response includes the disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the Correspondence or by clearly indicating the revised disclosure in the Correspondence.
3.	Please note that where a comment is made in one section, such comment should be addressed in all other sections where it applies in the Registration Statement.

RESPONSE:

The Registrant will respond as requested.

COMMENT 2. Prospectus - Risk/Return Summary: Fees and Expenses

Please delete Footnote 1 since the Rule 12b-1 expenses disclosed are not currently charged by the Fund. This footnote is not permitted by Item 3 of Form N-1A.

RESPONSE:

The Registrant confirms that the Distribution Rule 12b-1 Fee (12b-1) for the Fund’s Class A1 Shares is “dormant” (“Dormant Fee”). While the Dormant Fee has been approved by the Fund’s Board of Trustees (the “Board”), this Dormant Fee will not be incurred or charged unless and until it is approved to be activated by the Board, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table.

Respectfully, the Registrant believes that the presentation of the Dormant Fee in the respective footnote is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for Fund investors. The Fund does not, and cannot, include the Dormant Fee in the fee table itself.

However, in fairness to investors, the Registrant believes that it is important to identify in a footnote that: (1) the Dormant Fee has been approved by the Board; (2) provide the maximum allowable fee amount, as applicable; and (3) disclose that the Dormant Fee is not currently being charged and will not be incurred or charged until approved to be activated by the Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 3. Prospectus - Risk/Return Summary: Fees and Expenses

Footnote 2 states, “Because the Fund’s A1 Shares are new, Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.” A new share class cannot estimate expenses unless there is an item of expense that is different for the new class. Please revise this footnote or explain the basis for the disclosure.

RESPONSE:

The Registrant confirms that “Other Expenses” for the new A1 Shares are estimated, based, in part, on the current fiscal year expense estimates for the Fund. These estimates are further adjusted for any additional estimated expenses in connection with the operation of a new share class, which are primarily based on the Registrant’s projections regarding changes in asset levels related to the new share class.

Therefore, since the “Other Expenses” listed in the fee table are based on estimated amounts, the Registrant respectfully believes that the inclusion of the footnote is accurate, appropriate and in accordance with Form N-1A requirements.

COMMENT 4. Prospectus - Risk/Return Summary: Fees and Expenses Example

Please revise the following sentence, “The Example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods,” to clarify that expense example applies whether a shareholder holds or redeems shares of the Fund. See Item 3 of Form N-1A.

RESPONSE:

The Registrant believes that the current disclosure is consistent with the requirements of Item 3 of Form N-1A for share classes that do not carry any contingent deferred sales charges. Accordingly, the Registrant respectfully declines to make any change in response to this comment.

COMMENT 5. Prospectus - Risk/Return Summary: Fees and Expenses Example

The waived/reimbursed expenses can only be shown for the first year. Therefore, please revise the following sentence, “The Example also assumes that your investment has a 5% return each year and that operating expenses are as shown in the table above and remain the same.”

RESPONSE:

The Registrant confirms that the Expense Example numbers are all calculated based on gross expenses. The Registrant will revise the noted sentence as follows (addition is bold and underlined):

“The Example also assumes that your investment has a 5% return each year and that operating expenses (excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements) are as shown in the table above and remain the same.”

COMMENT 6. Prospectus - Risk/Return Summary: Risks

If the Fund holds a significant amount of covenant-lite loans, please revise the description of “Issuer Credit Risk” to include covenant-lite loans.

RESPONSE:

Supplementally, the Registrant notes that the Fund invests in loans directly on a limited basis and has indirect exposure to loans through its investment in an affiliated fund. However, in response to the Staff’s comment, the Registrant will add the following “Covenant-Lite Loans Risk” to the SAI:

Covenant-Lite Loans Risk. The Fund may invest in loans that may be “covenant lite.” This term typically refers to loans that lack, or contain fewer or contingent, financial maintenance covenants or other provisions intended to provide certain financial protections in favor of lenders as compared to other types of loans. Financial maintenance covenants generally require a borrower to satisfy certain financial metrics at regular intervals over the life of the loan. Loans that include financial maintenance covenants will typically require the borrower to provide a calculation of its financial maintenance covenants and other related financial information on a periodic basis, which permits the lender to monitor the borrower’s financial performance over time. The failure to satisfy a financial maintenance covenant as of any required testing period will result in a default and permit the lender, in certain circumstances, to exercise its rights and remedies against the borrower. Additionally, a lender may determine, based on a borrower’s financial maintenance covenant calculations, that a borrower is experiencing financial distress or decline, which typically permits the lender to engage in negotiations with the borrower or take other actions in order to mitigate losses.

Covenant-lite loans carry greater risks than loans with financial maintenance covenants because the borrower will generally have more flexibility with respect to its activities, and the Fund or lender may receive less frequent or less detailed financial reporting from the borrower and may experience greater delays and difficulties in enforcing its rights if the borrower’s financial performance declines, which may result in losses to the Fund. For example, if a default occurs, covenant-lite loans may exhibit diminished recovery values because the Fund or lender may not have had the opportunity to negotiate with the borrower prior to the default and otherwise may have limited financial information or a limited ability to intervene or obtain concessions from a borrower prior to default. Ultimately, these loans provide fewer protections in favor of the Fund, including with respect to the possibility of default, as well as a more limited ability to declare a default. These risks are particularly acute during a downturn in the credit cycle.

COMMENT 7: Prospectus - Risk/Return Summary: Risks

Because the Fund is a floating rate fund, please explain why “LIBOR Risk” is disclosed in the SAI instead of the Prospectus.

RESPONSE:

The Registrant believes that LIBOR Risk is currently a non-principal risk factor for the Fund and that its placement in the SAI is appropriate in disclosing the transition away from LIBOR following the benchmark’s discontinuance sometime after 2021. As stated in the LIBOR Risk factor, before the end of 2021, it is expected that market participants will transition to the use of different reference or benchmark rates.

While it is expected that market participants will amend financial instruments referencing LIBOR to include fallback provisions and other measures that contemplate the discontinuation of LIBOR or other similar market disruption events, neither the effect of the transition process nor the viability of such measures is known.

As more information becomes known, the Registrant will continue to re-assess its disclosure, including as part of its annual update following its next fiscal year end, to determine if revisions are necessary including placement in the Prospectus as a principal risk factor and to ensure that disclosure regarding LIBOR is consistent with both this A1 Shares prospectus and the prospectus for the Fund’s other currently effective share classes.

COMMENT 8: Prospectus - Risk/Return Summary: Risks

Please update “Interest Rate Risk” to discuss current historically low interest rates and the impact to the Fund.

RESPONSE:

In response to the Staff’s comment, the Registrant reviewed the current disclosure and determined that the Interest Rate Risk as drafted appropriately addresses the risks inherent in investments subject to interest rate fluctuation. Moreover, under “Issuer Credit Risk,” the Registrant discloses that “[f]ixed-income securities generally compensate for greater credit risk by paying interest at a higher rate. The difference between the yield of a security and the yield of a U.S. Treasury security or other appropriate benchmark with a comparable maturity (the “spread”) measures the additional interest paid for risk. Spreads may increase generally in response to adverse economic or market conditions.” Current market conditions are further discussed under “Epidemic and Pandemic Risk.” The Registrant proposes to further enhance the “Epidemic and Pandemic Risk” disclosure (additions are underlined) in response to this comment. The Registrant respectfully believes that the added disclosure is responsive to the Staff’s concerns and its inclusion under “Epidemic and Pandemic Risk,” which appears as a sub-section under “Risk Related to the Economy” in the Prospectus, is appropriate.

Epidemic and Pandemic Risk

An outbreak of respiratory disease caused by a novel coronavirus was first detected in China in December 2019 and subsequently spread globally (“COVID-19”). This coronavirus has resulted in closing borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations, and disruptions to supply chains, workflow operations and consumer activity, as well as general concern and uncertainty. The impact of this coronavirus may be short-term or may last for an extended period of time and result in a substantial economic downturn. Health crises caused by outbreaks, such as the coronavirus outbreak, may exacerbate other pre-existing political, social and economic risks. The impact of this outbreak, and other epidemics and pandemics that may arise in the future, could negatively affect the worldwide economy, as well as the economies of individual countries, individual companies (including fund service providers) and the market in general in significant and unforeseen ways. Any such impact could adversely affect the Fund’s performance.

The United States has responded to the COVID-19 pandemic and resulting economic distress with fiscal and monetary stimulus packages. In late March 2020, the government passed the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), a stimulus package providing for over $2.2 trillion in resources to small businesses, state and local governments, and individuals that have been adversely impacted by the COVID-19 pandemic. In addition, in mid-March 2020 the U.S. Federal Reserve (“Fed”) cut interest rates to historically low levels and has announced a new round of quantitative easing, including purchases of corporate and municipal government bonds. The Fed also enacted various programs to support liquidity operations and funding in the financial markets, including expanding its reverse repurchase agreement operations, adding $1.5 trillion of liquidity to the banking system; establishing swap lines with other major central banks to provide dollar funding; establishing a program to support money market funds; easing various bank capital buffers; providing funding backstops for businesses to provide bridging loans for up to four years; and providing funding to help credit flow in asset-backed securities markets. The Fed also plans to extend credit to small- and medium-sized businesses.

COMMENT 9. Prospectus - Risk/Return Summary: Risks

Please explain why there is no disclosure related to “Brexit” in the summary disclosure of “European Union and Eurozone Related Risk”.

RESPONSE:

The Registrant notes that the corresponding “European Union and Eurozone Related Risk” in the statutory section of the Prospectus includes the below language relating to Brexit. Accordingly, the Registrant believes that its current disclosure is appropriate and respectfully declines to make any changes in response to this comment.

In addition, one or more countries may withdraw from the EU, and one or more countries within the Eurozone may abandon the euro. The impact of these actions, especially if they occur in a disorderly fashion, could be significant and far-reaching. On January 31, 2020, the United Kingdom (UK) left the EU, commonly referred to as “Brexit,” and there commenced a transition period during which the EU and UK will negotiate and agree on the nature of their future relationship. There is significant market uncertainty regarding Brexit’s ramifications, and the range and potential implications of possible political, regulatory, economic, and market outcomes are difficult to predict. This long-term uncertainty may affect other countries in the EU and elsewhere and may cause volatility within the EU, triggering prolonged economic downturns in certain countries within the EU. In addition, Brexit may create additional and substantial economic stresses for the UK, including a contraction of the UK economy and price volatility in UK stocks, decreased trade, capital outflows, devaluation of the British pound, wider corporate bond spreads due to uncertainty and declines in business and consumer spending as well as foreign direct investment. Brexit may also adversely affect UK-based financial firms, including certain subadvisers to the Federated Hermes Funds, that have counterparties in the EU or participate in market infrastructure (trading venues, clearing houses, settlement facilities) based in the EU. These events and the resulting market volatility may have an adverse effect on the performance of the Fund.

COMMENT 10. Prospectus – Risk Factors

If investing in China is a principal investment strategy of the Fund, include risk disclosure specifically addressing investments in China in Item 4 and Item 9 risk descriptions for “Risk of Investing in Emerging Market Countries.”

RESPONSE:

Supplementally, the Registrant confirms that investing in China is not a principal investment strategy of the Fund and that the Fund’s current direct exposure to investments in China is minimal. However, given that the Fund does have certain indirect exposure to China through its investments in affiliated funds that in turn invest in corporate issuers and entities that are either multinational or conduct some commerce in China, the Registrant will add the following “Greater China Risk” to the SAI:

Greater China Risk. Although larger and/or more established than many emerging markets, the markets of the Greater China region function in many ways as emerging markets, and carry the high levels of risks associated with emerging markets. Direct investments in, or indirect exposure to, the Greater China region may be subject to the risks associated with trading on less-developed trading markets, in addition to acute political risks such as possible negative repercussions resulting from China's relationship with Taiwan or Hong Kong, restrictions on monetary repatriation, or other adverse government actions. The attitude of the Chinese government toward growth and capitalism is uncertain, and the markets of Hong Kong and China could be hurt significantly by any government interference or any material change in government policy. For example, the Chinese government may restrict investment in companies or industries considered important to national interests, or intervene in the financial markets, such as by imposing trading restrictions, or banning or curtailing short selling. As export-driven economies, the economies of countries in the Greater China region are affected by developments in the economies of their principal trading partners. A downturn in these economies could slow or eliminate the growth of the economies of the Greater China region and adversely impact the Fund's investments.

COMMENT 11. Prospectus - Risk/Return Bar Chart

With respect to the last sentence of the first paragraph, please revise the disclosure to explicitly make it clear that the Class A Shares performance is shown and state that the Fund will have substantially similar annual returns because the A1 Shares are invested in the same portfolio and would differ only to the extent that the classes do not have the same expenses.

RESPONSE:

The Registrant will make the following revision to the noted disclosure (additions are bolded and underlined): The bar chart and performance table below reflect historical performance data for the Fund. The Fund’s A1 class is expected to commence operations on or about October 26, 2020. The Fund currently offers four other classes of Shares: Class A Shares (A class), Class C Shares, Institutional Shares and Class R6 Shares. ~~The A1 class performance information shown below is for the Fund’s A class and has not been adjusted since the A1 class is expected to have the same net expense ratio as the A class.~~ The total returns shown below are for the Fund’s A class, which would be substantially similar to the annual returns for the A1 class over the same period because the classes are invested in the same portfolio of securities and differ only to the extent that the two classes do not have the same expenses and/or sales loads.

COMMENT 12. Prospectus - Risk/Return Bar Chart

Please revise the following sentence to replace the reference to “A1 class” with “A class”:

“The bar chart shows the variability of the Fund’s A class ~~A1 class~~ total returns on a calendar year-by-year basis.”

RESPONSE:

The Registrant will make the requested change.

COMMENT 13. Prospectus - Risk/Return Bar Chart

Please add the Fund’s A1 class total return for September 30, 2020 since the Fund’s Registration Statement is not effective until October 23, 2020. Change the reference to “A1 class” with “A class.”

RESPONSE:

The Registrant will make the requested change.

COMMENT 14. Prospectus - Purchase and Sale of Fund Shares

The Staff notes that the Fund’s minimum investment for Systematic Investment Programs is $50. Please briefly explain the Systematic Investment Program.

RESPONSE:

The Registrant notes that the Systematic Investment Program is described as shown below in the “How to Purchase Shares” section of the Prospectus. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

BY SYSTEMATIC INVESTMENT PROGRAM (SIP)

Once you have opened an account, you may automatically purchase additional Shares on a regular basis by completing the SIP section of the New Account Form or by contacting the Fund or your financial intermediary. The minimum investment amount for SIPs is $50.

COMMENT 15. Prospectus - Risk/Return Summary: Investments, Risks, and Performance

Please provide more detailed disclosure about the security selection process related to ESG factors. In this respect, the Fund’s principal investment strategy disclosure should:

1.	Clarify how the Adviser will incorporate ESG factors into its security selection process;
2.	Explain the definition of ESG and its ESG area or areas of focus;
3.	Describe the criteria it uses in determining what issuers it considers to have ESG characteristics. The discussion should include whether the Fund selects and invests by reference to, for example:
a.	An ESG index;
b.	A third-party related organization;
c.	A proprietary screen and the factors that the screen applies; or
d.	A combination of the above metrics.
4.	Describe the Fund’s due diligence practices in how provides its screening criteria to portfolio companies. For example, does the Fund perform an independent analysis of issuers or does it rely exclusively on third-party screening.
5.	Clarify whether the strategy intends to exclude “bad” ESG factors (i.e., alcohol, tobacco, fossil fuels) in order to use “good” ESG factors, or does it use a combination of both.
6.	Disclose, where applicable, how it will deal with ESG related to proxy voting issues or explain supplementally why it believes such disclosure is not required.

RESPONSE:

Supplementally, the Registrant notes that the Fund is not an ESG-themed fund and does not incorporate ESG factors as part of the principal strategies, or corresponding principal risks. The use of ESG factors in the security selection process is one component among many factors that have been integrated into the research process available to funds advised by the Fund’s Adviser and its affiliates. The Adviser added this disclosure in response to shareholder inquiries about how the Adviser incorporates ESG factors into the management of the Fund and other Federated Hermes funds. Accordingly, while the use of ESG-factors is not a principal strategy of the fund, the Registrant believes the inclusion of this disclosure as “other information” pursuant to General Instruction C(3)(b) is appropriate.

The Registrant supplementally notes that, while the potential positive or negative effects of ESG factors are considered as one of many factors in the Adviser’s research process for the Fund in connection with risk assessments, the Fund does not focus in any particular area of the ESG factors and does not screen, for inclusion or exclusion, securities or issuers based on these factors. This analysis is based on a proprietary system of research used by the Adviser and its affiliates, and not directly drawn from any index or third party organization. To clarify the nature in which ESG factors are considered by the Fund, the Registrant will update the last sentence of the noted disclosure as follows (deletion stricken and additions are bold and underlined):

This qualitative analysis does not automatically result in including or excluding specific securities but ~~is~~ may be used by Federated Hermes as an additional input to improve portfolio risk/return characteristics.

Additionally, the Registrant supplementally notes that the current SAI contains the below disclosure relating to the incorporation of ESG factors in the section titled “Proxy Voting Policies.”

On environmental and social matters, generally the Adviser will vote in favor of shareholder proposals calling for: (1) enhanced disclosure of the company’s approach to mitigating climate change and other environmental risks; (2) managing risks related to manufacturing or selling of guns and opioids; (3) monitoring gender pay equity; and (4) achieving and maintaining diversity on the board of directors. Generally, the Adviser will not support shareholder proposals calling for limitations on political activity by the company, including political contributions, lobbying and memberships in trade associations.

Accordingly, the Registrant respectfully declines to make any additional changes in response to this comment.

COMMENT 16. Prospectus - Risk/Return Summary: Investments, Risks, and Performance

Item 4 disclosure should contain disclosure on how ESG is used in the security selection process.

RESPONSE:

Please see Registrant’s response to Comment 15.

COMMENT 17. Prospectus - Risk/Return Summary: Investments, Risks, and Performance

Apply any ESG-related comments from Item 4, as applicable, to Item 9 disclosures but the disclosure should be in more detail.

RESPONSE:

Please see Registrant’s response to Comment 15.

COMMENT 18. Prospectus - Risk/Return Summary: Investments, Risks, and Performance

Please add a specific “ESG Risk” in Item 4 and Item 9, or the Registrant should explain why it is not included.

RESPONSE:

Please see Registrant’s response to Comment 15. As a result, the Registrant respectfully believes that the addition of Environmental, Social, and Governance Risk is not applicable to this Fund.

COMMENT 19. Prospectus - Risk Factors – Risk Related to the Economy

Under “Risk Related to the Economy”, please reference the economic stimulus programs. The risk should be tailored to disclose government policies and stimulus programs as a result of Covid-19.

RESPONSE:

As noted above in comment 8, the Registrant proposes to further enhance the “Epidemic and Pandemic Risk” disclosure (additions are underlined) in response to this comment. The Registrant respectfully believes that the added disclosure is responsive to the Staff’s concerns and its inclusion under “Epidemic and Pandemic Risk,” which appears as a sub-section under “Risk Related to the Economy” in the Prospectus, is appropriate.

Epidemic and Pandemic Risk

An outbreak of respiratory disease caused by a novel coronavirus was first detected in China in December 2019 and subsequently spread globally (“COVID-19”). This coronavirus has resulted in closing borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations, and disruptions to supply chains, workflow operations and consumer activity, as well as general concern and uncertainty. The impact of this coronavirus may be short-term or may last for an extended period of time and result in a substantial economic downturn. Health crises caused by outbreaks, such as the coronavirus outbreak, may exacerbate other pre-existing political, social and economic risks. The impact of this outbreak, and other epidemics and pandemics that may arise in the future, could negatively affect the worldwide economy, as well as the economies of individual countries, individual companies (including fund service providers) and the market in general in significant and unforeseen ways. Any such impact could adversely affect the Fund’s performance.

The United States has responded to the COVID-19 pandemic and resulting economic distress with fiscal and monetary stimulus packages. In late March 2020, the government passed the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), a stimulus package providing for over $2.2 trillion in resources to small businesses, state and local governments, and individuals that have been adversely impacted by the COVID-19 pandemic. In addition, in mid-March 2020 the U.S. Federal Reserve (“Fed”) cut interest rates to historically low levels and has announced a new round of quantitative easing, including purchases of corporate and municipal government bonds. The Fed also enacted various programs to support liquidity operations and funding in the financial markets, including expanding its reverse repurchase agreement operations, adding $1.5 trillion of liquidity to the banking system; establishing swap lines with other major central banks to provide dollar funding; establishing a program to support money market funds; easing various bank capital buffers; providing funding backstops for businesses to provide bridging loans for up to four years; and providing funding to help credit flow in asset-backed securities markets. The Fed also plans to extend credit to small- and medium-sized businesses.

COMMENT 20. Prospectus - Risk Factors – Risk Related to the Economy

Please add “Epidemic and Pandemic Risk” to Item 4 or explain why the Registrant believes it should not be included.

RESPONSE:

The Registrant notes that the Fund’s “Risk Related to the Economy” in Item 4 includes discussion of epidemics and pandemics, which corresponds to the Item 9 “Epidemic and Pandemic” sub-risk of the “Risk Related to the Economy” in Item 9. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 21. Prospectus - Risk Factors – Risk of Investing in Emerging Market Countries

In the description for “Risk of Investing in Emerging Market Countries”, please add that less information about emerging market issuers is publicly available due to the differences in regulatory accounting, auditing, and financial recordkeeping standards, and that such information may be unreliable or outdated. Please also add disclosure that the rights and remedies associated with emerging market investments and securities may be different than those available in developed markets.

RESPONSE:

The Registrant will revise the noted disclosure as follows (additions are bold and underlined):

RISK OF INVESTING IN EMERGING MARKET COUNTRIES

Securities issued or traded in emerging markets generally entail greater risks than securities issued or traded in developed countries. For example, their prices may be significantly more volatile than prices in developed countries. Emerging market economies may also experience more severe down-turns (with corresponding currency devaluations) than developed economies.

Emerging market companies may not provide information (including financial statements) as frequently or to as great an extent as companies in the United States. Emerging market companies may also receive less coverage than U.S. companies by market analysts and the financial press. In addition, emerging market countries may lack uniform accounting, auditing and financial reporting standards or regulatory requirements comparable to those applicable to U.S. companies. These factors may prevent the Fund and its Adviser from obtaining information concerning emerging market companies that is as frequent, extensive and reliable as the information available concerning companies in the United States. The Fund may have difficulties enforcing its legal or contractual rights in an emerging market country.

Emerging market countries may have relatively unstable governments and may present the risk of nationalization of businesses, expropriation, confiscatory taxation or, in certain instances, reversion to closed market, centrally planned economies.

COMMENT 22. Prospectus - What Do Shares Cost?

Please revise the following sentence and other references to the “A class,” as applicable, to the “A1 class.”

“Contingent upon notification to the Transfer Agent, the sales charge at purchase of the A class only, may be reduced or eliminated by”

RESPONSE:

The Registrant will make the requested change.

COMMENT 23.

We note the following disclosure on page 28:

“The sales charge will not be eliminated if you purchase Shares of the Fund through an exchange of shares of any no-load A class unless your no-load A class shares were acquired through an exchange of shares on which the sales charge had previously been paid.”

Please confirm the reference to A class is correct.

RESPONSE:

The Registrant confirms that the disclosure correctly refers to A class, as it is discussing other funds. The Fund is the only fund in the Federated Hermes Funds complex that will offer A1 Shares. The exchange privilege for the Fund’s A1 Shares is encompassed in the exchange privilege associated with A Shares of other Federated Hermes Funds.

COMMENT 24: Prospectus - Advisory Fees

In the sentence, “The Adviser may voluntarily waive a portion of its fee or reimburse the Fund for certain operating expenses,” please disclose the amounts the Adviser has agreed to waive.

RESPONSE:

The Registrant notes that Form N-1A does not require disclosure of the amounts of fee waivers in the noted section of the Prospectus. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 25. Prospectus - Appendix A: Hypothetical Investment and Expense Information

Please discuss why the annual expense ratio is the same as the total operating expenses. Is this because it is based on the past fiscal year? If not, please describe why it is not reflected.

RESPONSE:

The Registrant notes that the annual expense ratio is the same as the total operating expenses as the ratio represents the current estimated expenses for the A1 class. As stated in the narrative above the chart: “The annual expense ratio used in the chart is the same as stated in the “Fees and Expenses” table of this Prospectus (and thus may not reflect any fee waiver or expense reimbursement currently in effect”.

COMMENT 26. Prospectus - Appendix B: Sales Charge Waivers and Exchange Features for Shareholders Purchasing Through Certain Financial Intermediaries

Is Morgan Stanley Smith Barney the only intermediary that requires updated A1 class disclosure?

RESPONSE:

The Registrant confirms that Morgan Stanley is the only financial intermediary that has currently communicated with Federated that they wish to use Class A1 and not Class A of the Fund.

COMMENT 27. Prospectus - Appendix B: Sales Charge Waivers and Exchange Features for Shareholders Purchasing Through Certain Financial Intermediaries

Is Oppenheimer & Co. Inc. the correct name for this intermediary following the recent Invesco acquisition?

RESPONSE:

The Registrant understands that Invesco acquired Oppenheimer Funds but did not acquire Oppenheimer & Co. Inc., the broker dealer. The Registrant respectfully believes that no change is required to the name Oppenheimer & Co. Inc. in Appendix B.

COMMENT 28. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations - Concentration

We note the Fund’s Concentration policy:

“Concentration

The Fund will not make investments that will result in the concentration of its investments in the securities of issuers primarily engaged in the same industry. For purposes of this restriction, the term concentration has the meaning set forth in the 1940 Act, any rule or order thereunder, or any SEC-staff interpretation thereof. Government securities will not be deemed to constitute an industry.”

With respect to the reference to the 1940 Act, please add disclosure in an explanatory note that describes the 1940 Act concentration limitation is 25% of net assets.

RESPONSE:

See combined response to Comments 29-33 below.

COMMENT 29. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations – Borrowing Money and Issuing Senior Securities

We note the following policy:

“The Fund may borrow money, directly or indirectly, and issue senior securities to the maximum extent permitted under the1940 Act”.

In an explanatory note, please disclose what the maximum extent permitted under the1940 Act is.

RESPONSE:

See combined response to Comments 29-32 below.

COMMENT 30. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations – Illiquid Securities

Please revise the illiquid securities disclosure to more closely follow the definition of “illiquid investments” under Rule 22e-4(a)(8) under the Investment Company Act of 1940, as amended (the “1940 Act”).

RESPONSE:

The Registrant will make the following changes (deletions stricken and additions are bold and underlined):

“Illiquid ~~Securities~~ Investments

The Fund will not ~~purchase securities~~ make investments in holdings for which there is no readily available market, or enter into repurchase agreements or purchase time deposits that the Fund cannot dispose of within seven days, if immediately after and as a result, the value of such ~~securities~~ investments would exceed, in the aggregate, 15% of the Fund’s net assets.”

In addition, the Fund proposes to add further clarification in the Fund’s “Additional Information” section. See combined response to Comments 29-32 below.

COMMENT 31. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations – Additional Information

Please make the revision as noted below:

“Except with respect to borrowing money and illiquid investments, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such limitation.

RESPONSE:

See combined response to Comments 29-33 below.

COMMENT 32. Statement of Additional Information - Investment Objective (and Policies) and Investment Limitations – Additional Information

Please revise the references of “illiquid securities” to “illiquid investments” in the section noted below:

“As a matter of non-fundamental policy, for purposes of the illiquid securities policy, illiquid securities are securities that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.”

RESPONSE:

See combined response to Comments 29-32 below.

RESPONSE TO COMMENTS 29-32

The Registrant will make the following revisions to the Fund’s “Additional Information” section in response to Comments 29-32 above (deletions are stricken and additions are bold and underlined):

“Additional Information

As a matter of non-fundamental investment policy regarding certain of the Fund’s investment restrictions, please note the following additional information.

In applying the concentration restriction, the Fund will adhere to the requirements of the 1940 Act which limits investments in a particular industry or group of industries to no more than 25% of the value of the Fund’s total assets. Further, in applying the concentration restriction: (a) utility companies will be divided according to their services, for example, gas, gas transmission, electric and telephone will each be considered a separate industry; (b) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance and diversified finance will each be considered a separate industry; and (c) asset-backed securities will be classified according to the underlying assets securing such securities.

For purposes of the above limitations, the Fund considers certificates of deposit and demand and time deposits issued by a U.S. branch of a domestic bank or savings association having capital, surplus and undivided profits in excess of $100,000,000 at the time of investment to be “cash items.”

Except with respect to borrowing money and illiquid investments, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such limitation.

In applying the borrowing limitation, in accordance with Section 18(f)(1) of the 1940 Act and current SEC rules and guidance, the Fund is permitted to borrow money, directly or indirectly, provided that immediately after any such borrowing, the Fund has asset coverage of at least 300% for all of the Fund’s borrowings, and provided further that in the event that such asset coverage shall at any time fall below 300% the Fund shall, within three business days, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%.”

~~As a matter of non-fundamental policy, for~~ For purposes of the illiquid ~~securities~~ investments policy, illiquid ~~securities~~ investments are ~~securities~~ those that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment taking into account relevant market, trading and investment-specific considerations, and considering market depth.”

Questions on this letter or requests for additional information may be directed to me at (724) 720-8832.

Very truly yours,

/s/ Christina Eifler
Christina Eifler
Sr. Paralegal